EXHIBIT 99.1

For more information contact:                                                                                                                                                                                                                                                                                                                   FOR IMMEDIATE RELEASE
Jane Hoffer
Chief Executive Officer
Prescient Applied Intelligence
610-719-1600 x 308
jhoffer@prescient.com

Prescient Applied Intelligence Reports Fourth Quarter and
Full Year 2007 Results

Company Achieves First Full Year of Profitability, Resulting in a Substantial Increase in its Cash Position, and the Removal of the Going Concern Qualification by its Independent Auditors

Focus on Client Base and New Product Launches Positions Company for Growth

West Chester, Penn. – March 12, 2008 – Prescient Applied Intelligence, Inc. (OTCBB:  PPID), a leading provider of supply chain and advanced commerce solutions for retailers and suppliers, today reported financial results for the fourth quarter and full year ended December 31, 2007.

“Our strategy of increasing revenues from our base of clients helped to offset the loss of a significant client during 2007.  These increases, together with continued focus on our operating expenses, resulted in our first full year of profitability.  We have been profitable for five consecutive quarters and have dramatically improved our cash position, resulting in the removal of the going concern opinion from our auditors,” said Jane Hoffer, president and CEO of Prescient.  “Our financial condition positions us to increase shareholder value, while continuing to bring innovative and value added solutions to our retailer and supplier clients,” continued Hoffer.

“In 2007 we launched two new products – Visibility & Analytics, a business intelligence tool, and Store Level Replenishment, a store ordering solution – and announced the availability of Prescient 8.0 for supply chain planning. This innovation, along with our recognition by Consumer Goods Technology, for the fifth consecutive year, as one of the top 10 Supply Chain Planning providers positions us well as we head into 2008,” added Hoffer.

HIGHLIGHTS – Fourth Quarter 2007

Revenues

Total revenues were $2 million for the fourth quarter of 2007, which represented a decrease of 18% compared to the third quarter of 2007 and a decrease of 19% over the fourth quarter of 2006.  The prior quarter and comparable quarter in 2006 included non-recurring revenue resulting from the loss of a significant client during 2007.

Operating Expenses

Total operating expenses in the fourth quarter 2007 were $1.8 million, including $0.1 million of depreciation and amortization.  Operating expenses decreased $0.5 million or 22% compared to the same period in 2006 and decreased by 11% from the third quarter of 2007.

Income

„	Operating income for the fourth quarter of 2007 was $0.2 million, representing a 24% increase over the same period in 2006.

„
The net loss applicable to common stockholders for the 2007 fourth quarter was $0.2 million (Q307: $0.7 million), or $(0.01) per share (Q307: $(0.02) per share) representing a 70% improvement from the third quarter 2007.

HIGHLIGHTS – Year ending December 31, 2007

Revenues

„	Total revenues were $9.4 million in 2007, which represented a 2% increase from 2006.

„	Subscription revenues in 2007 were $5.8 million, which represented an increase of less than 1% from 2006.

„
License revenues were $0.6 million in 2007 and 2006; maintenance revenues were $1.6 million in 2007 and 2006; and services revenues in 2007 were $1.4 million, which represented an increase of 17% from 2006.

Operating Expenses

Total operating expenses in 2007 were $8.1 million as compared to $10.4 million in 2006, a 22% decrease year over year.

Income

„	The Company reported operating income of $1.3 million for the year ended December 31, 2007, as compared to an operating loss of $1.1 million for the year ended December 31, 2006.

„
The net loss applicable to common stockholders reported for 2007 was $1.2 million (2006: $4.3 million), or $(0.04) per share (2006: $(0.11) per share).  The net loss applicable to common stockholders for 2007 includes a deemed dividend to the Series E Preferred stockholders of $1.2 million and accumulated undeclared dividends to the Series E Preferred stockholders of $1 million.

Cash & Cash Equivalents

Cash provided by operations was $2 million during the year ended December 31, 2007 as compared to $0.1 million provided in 2006.  Cash and cash equivalents were $2.6 million as of December 31, 2007, up from $1.0 million at December 31, 2006.

BUSINESS HIGHLIGHTS

„	Prescient introduced new positioning -- “Shelf Improvement Experts” -- to more accurately reflect the solutions we offer to the retail industry:
-	solutions for trading partners to collaborate across supply chains and achieve efficiencies across the chain, while assuring consumer demand is met where it matters most … at the store shelf.

„	Two new product offerings were launched in 2007
-
Visibility & Analytics (V&A), a business intelligence tool for analyzing shrink, sales, and inventory.  The solution was adopted by traditional DSD clients as well as general merchandise and seasonal vendors

-	Store Level Replenishment (SLR), a store level ordering solution for direct store delivery suppliers. We saw enthusiastic adoption by our DSD dairy clients.

„	Prescient clients continue to publish their successes
-
Pentel, a world leader in the manufacture and sale of writing instruments and art materials, is using Prescient’s VMI solution to gain greater visibility into inventory movement and generate more accurate orders. The solution has helped Pentel cut returns in half.

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Ranir is a leading private label and contract manufacturer of dental products.  The company uses Prescient’s Sales & Operations Planning solution to generate enterprise-wide forecasts. Since implementing Prescient, Ranir’s forecast accuracy has gone from 50 to 95%, fill rates have increased by 10%, and there is lower on-hand inventory.

“We have systematically executed on the plan we envisioned over three years ago.  It began with a financial turnaround, followed by stabilization in our client base and new product introductions to expand our solution and the value that we offer prospective and existing clients.  We are now focused on ways to grow our business in 2008 and beyond, building on the solid foundation that is now in place,” said Jane Hoffer, president and CEO of Prescient.

About Prescient Applied Intelligence:
Prescient, founded in 1985 (OTCBB: PPID), is a leading provider of supply chain and advanced commerce solutions for retailers and suppliers. Prescient’s solutions capture information at the point of sale, provide greater visibility into real-time demand and turn data into actionable information across the entire supply chain. As a result, the company’s products and services enable trading partners to compete effectively, increase profitability and excel in today’s retail business climate. Household brand names like Ahold, Coors, Domino’s Pizza, Meijer, Rite Aid, Sara Lee, Schwan’s, SUPERVALU, and Wyeth rely on Prescient.  For more information, go to www.prescient.com.

Forward-Looking Statement:
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “if”, “should” and “will” and similar expressions as they relate to Prescient Applied Intelligence, Inc. are intended to identify such forward-looking statements.  Prescient may from time to time update these publicly announced projections, but it is not obligated to do so. Any projections of future results of operations should not be construed in any manner as a guarantee that such results will in fact occur.  These projections are subject to change and could differ materially from final reported results.  For a discussion of such risks and uncertainties, see “Risk Factors” in Prescient’s report on Form 10-KSB filed with the Securities and Exchange Commission and its other filings under the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

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